UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 11)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Lee Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**                                  Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

***                           This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lee Ligang Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,874,371[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,874,371[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
13.6%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person IN

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc., which is wholly owned by Time Intelligent Finance Limited; (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11; and (v) 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang within 60 days of the date of this Amendment No. 11.

The rights of the holders of Class A and Class C Common Shares are identical, except with respect to voting and conversion rights. Each Class A Common Share will be entitled to one vote per share. Each Class C Common Share will be entitled to 15 votes per share and is convertible at any time into one Class A Common Share.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. and 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang, in each case, within 60 days of the date of this Amendment No. 11.

CUSIP No. 45174L108		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.4%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 33.6% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11.

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,042,550[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,042,550[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
8.6%[2]. The voting power of the shares beneficially owned by the Reporting Person represents 6.5% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 Common Shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11.

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.4%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 33.6% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11.

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.4%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 33.6% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Amendment No. 11. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 Common Shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 11.

Introductory Note

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 9, 2015, as previously amended by Amendment No. 1 filed on January 5, 2016, Amendment No. 2 filed on June 7, 2016, Amendment No. 3 filed on August 25, 2017, Amendment No. 4 filed on December 1, 2017, Amendment No. 5 filed on March 28, 2018, Amendment No. 6 filed on March 28, 2018, Amendment No. 7 filed on April 24, 2018, Amendment No. 8 filed on June 4, 2018, Amendment No. 9 filed on September 4, 2018 and Amendment No. 10 filed on September 27, 2018, respectively (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 4                      Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 14, 2018, IK Healthcare Investment Limited (“Parent”), IK Healthcare Merger Limited (“Merger Sub”) and the Issuer entered into an Amendment No. 3 (“Amendment No. 3 to Merger Agreement”) to that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of March 26, 2018, as previously amended pursuant to Amendment No. 1 thereto dated as of May 29, 2018 and Amendment No. 2 thereto dated as of September 25, 2018, by and among the Issuer, Parent and Merger Sub, pursuant to which the Termination Date under the Merger Agreement is extended from October 31, 2018 to January 31, 2019.

Amendment No. 3 to Merger Agreement also amends the closing condition in Section 7.02(e) of the Merger Agreement to provide that the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement are subject to the condition that the number of shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law, represents no more than 15% of the total outstanding shares of the Issuer.

In addition, Amendment No. 3 to Merger Agreement amends the Merger Agreement to (i) include an additional closing condition for the benefit of Parent and Merger Sub that there has been no change in applicable laws which imposes certain restrictions or prohibitions with respect to the Issuer’s business and operations and (ii) provide that shares held by shareholders who have validly exercised and effectively withdrawn their rights to dissent from the Merger (such shareholders, the “Withdrawing Shareholders”) pursuant to agreements entered into between such shareholders and Merger Sub, will be cancelled for no consideration under the Merger Agreement upon the effective time of the Merger.

References to Amendment No. 3 to Merger Agreement in this Amendment No. 11 are qualified in their entirety by reference to Amendment No. 3 to Merger Agreement itself, which is attached hereto as Exhibit 7.29 and is incorporated herein by reference as if set forth herein in its entirety.

Prior to the execution of Amendment No. 3 to Merger Agreement, Merger Sub informed the Reporting Persons that it had entered into one or more confidential settlement deeds with certain Withdrawing Shareholders pursuant to which, among other matters, such Withdrawing Shareholders agreed to effectively withdraw their rights to dissent from the Merger. The parties to the Merger Agreement currently expect the Merger to close in January 2019, subject to the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement.

Item 7.                   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Description
7.29

Amendment No. 3 to the Agreement and Plan of Merger, dated December 14, 2018, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Issuer to the SEC on December 14, 2018)

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2018

LEE LIGANG ZHANG

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ YEU CHI FAI, LIU KIN WAI
Name: Yeu Chi Fai, Liu Kin Wai
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. VANWALL LTD.
Name: S.B. Vanwall Ltd.
Title: Director

INDEX TO EXHIBITS

Exhibit	Description
7.29

Amendment No. 3 to the Agreement and Plan of Merger, dated December 14, 2018, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Issuer to the SEC on December 14, 2018)